SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NorthStar Realty Europe Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

66706L101
(CUSIP Number)

Bow Street LLC

1140 Avenue of the Americas

New York, NY 10036

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66706L101	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Bow Street LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,723,934 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,723,934 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,934 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 66706L101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON A. Akiva Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,723,934 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,723,934 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,934 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66706L101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Howard Shainker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,723,934 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,723,934 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,934 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66706L101	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of NorthStar Realty Europe Corp., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 399 Park Avenue, 18th Floor, New York, NY 10022.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by

(i) Bow Street LLC, a Delaware limited liability company (the “Investment Manager”), with respect to the shares of Common Stock held by the funds to which the Investment Manager serves as investment manager (the “Bow Street Funds”);

(ii) Mr. A. Akiva Katz (“Mr. Katz”), who serves as Managing Partner of the Investment Manager, with respect to the shares of Common Stock held by the Bow Street Funds; and

(iii) Mr. Howard Shainker (“Mr. Shainker”), who serves as Managing Partner of the Investment Manager, with respect to the shares of Common Stock held by the Bow Street Funds.

The foregoing persons are collectively referred to as the “Reporting Persons.”

(b) The business address of each of the Reporting Persons is c/o Bow Street LLC, 1140 Avenue of the Americas, New York, NY 10036.

(c) The principal business of the Investment Manager is the performance of investment management and advisory services. The principal business of Mr. Shainker and Mr. Katz is to serve as the Managing Partners of the Investment Manager.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investment Manager is a Delaware limited liability company. Mr. Katz is a Canadian citizen. Mr. Shainker is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock by the Bow Street Funds reported herein were derived from general working capital of the Bow Street Funds. A total of $38,706,553 was paid to acquire the 3,723,934 shares of Common Stock reported herein.

CUSIP No. 66706L101	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On December 9, 2016, the Reporting Persons sent a letter (the “December Letter”) to the Board of Directors (the “Board”) of the Issuer requesting that it engage and negotiate with the Reporting Persons with respect to the two previous offers made by the Reporting Persons to acquire all of the outstanding Common Shares of the Issuer (the "Offer"), and that the Board create value by rejecting the management contract with NorthStar Asset Management ("NSAM") by virtue of the recently announced merger between NSAM, NorthStar Realty Finance and Colony Capital. The foregoing description of the December Letter is qualified by reference to the full text of the December Letter, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

The Reporting Persons currently intend to further discuss and negotiate the Offer with the Board and management of the Issuer and may enter into customary documentation related to the transaction. The Reporting Persons reserve the right to revoke, amend or modify the Offer, including the price, conditions and others terms of the Offer.

Representatives of the Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and members of the Issuer’s board of directors (the “Board”), other stockholders of the Issuer, potential strategic and financing partners and other interested persons regarding, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition, strategic alternatives and direction, and strategies to enhance shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 66706L101	SCHEDULE 13D	Page 7 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 3,723,934 shares of Common Stock, constituting approximately 6.7% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 56,031,745 shares of Common Stock outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 10, 2016.

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 3,723,934 shares of Common Stock.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description
1	Letter to the Board of the Issuer, dated December 9, 2016
2	Joint Filing Agreement, dated December 9, 2016.

CUSIP No. 66706L101	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2016

BOW STREET LLC

By:	/s/ A. Akiva Katz
Name:	A. Akiva Katz
Title:	Managing Partner

/s/ A. Akiva Katz
A. AKIVA KATZ

/s/ Howard Shainker
HOWARD SHAINKER

CUSIP No. 66706L101	SCHEDULE 13D	Page 9 of 10 Pages

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Investment Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/29/2016	186,700	10.85
11/30/2016	100,000	10.77
12/1/2016	60,000	10.86
12/2/2016	100,000	10.83
12/5/2016	250,000	10.99
12/6/2016	34,556	11.23

CUSIP No. 66706L101	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 9, 2016

BOW STREET LLC

By:	/s/ A. Akiva Katz
Name:	A. Akiva Katz
Title:	Managing Partner

/s/ A. Akiva Katz
A. AKIVA KATZ

/s/ Howard Shainker
HOWARD SHAINKER